Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

Merger Mailbox

To: All AGL Resources employees

The following merger-related questions have been submitted in recent weeks and are answered below. As questions or thoughts about the merger arise, we encourage you to discuss them with your manager or send them to the merger mailbox. We will continue to respond to your questions throughout the merger process. Share what’s on your mind at merger@aglresources.com.

Does Nicor have a Defined Benefit Pension Plan for their employees?

Nicor does have a Defined Benefit Pension Plan for employees, though it was frozen to new hires in 1998. Nicor employees hired before then continue to earn benefits under the plan.

Will front-line employees have the opportunity to provide input into the integration planning process? At times, decisions made in a conference room may look good on paper but don’t always translate well into day-to-day operations in the field or in the office.

Initially, each functional integration team – with representation from both AGL Resources and Nicor -- will share details on current processes and practices in place at each company.
As part of this process, employees throughout the companies may be asked to provide information which will help paint a comprehensive view of current operations. Additionally, some of the integration team members will visit various company locations to validate the data they have gathered.

After establishing this foundational information, the integration teams will develop and present recommendations to the Transition Committee on how best to integrate operations at both companies. The actual integration of operations, though, will take place only after the merger is complete and approved by all external parties, including the shareholders of both companies and the Illinois Commerce Commission. At that time, employees from both companies will be involved in the details of integrating the operations of each functional area.

In the meantime, employees are encouraged to share their ideas and suggestions with their supervisors. Ongoing process improvement is – and will remain – an important component of how we manage our business.

Previous communications have shared AGL Resources’ commitment to maintain the headcount of Nicor Gas for at least three years and have also referenced “full-time equivalent employees.”  What does this mean?

“Full-time equivalent” is a standard term used by companies to designate an employee working full time for one year. AGL Resources has committed to maintain the number of FTEs currently serving Nicor Gas’ 2.2 million customers for three years following the close of the merger. This commitment ensures that Nicor Gas will continue to have the personnel who are familiar with the company’s responsibilities for operating its distribution, transmission and storage systems, as well as its customer care operations.

The term FTE refers to the commitment of 2,070 full-time equivalent positions which have primary contact with customers, are directly involved in field operations of Nicor Gas or provide support services necessary to support the operations of Nicor Gas. For all remaining support services, recommended staffing levels will be included in the plan for the combined company developed by the integration teams. Because our company is not currently staffed to provide support services at a level sufficient to support doubling of our customer base, we expect a large percentage of Nicor employees currently providing support services will continue to provide such services after the merger closes.

While the focus of this integration is not headcount reduction, inevitably some people and positions will be affected in order to successfully combine our two companies.  The Transition Committee and integration teams will work diligently to minimize the impact on employees.  Our ongoing pledge is to keep employees as informed as possible as we move through the transition period toward consummation of the merger.

In preparation for a combined company, is it okay to use the Nicor logo together with the AGL Resources logo on printed items such as presentations, letterhead, brochures, apparel or other premium items?

No. Nicor and AGL Resources have entered into a proposed merger agreement, which must go through a number of approvals (regulatory and shareholder) before it is finalized.  Until the Illinois Commerce Commission issues its final approval for the merger and all other necessary approvals for the merger are obtained, both companies must continue to operate independently of each other and, as a result, it is not appropriate to indicate otherwise on company materials.

Forward Looking Statements
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the impact on headcount at Nicor and the anticipated necessary approvals for the merger. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information
In connection with the proposed merger, AGL Resources has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-172084) which is publicly available, that includes a preliminary joint proxy statement of AGL Resources and Nicor that also constitutes a preliminary prospectus of AGL Resources. AGL Resources and Nicor will mail the definitive joint proxy statement/prospectus to their respective stockholders when it becomes available.  WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by AGL Resources on March 15, 2010, and information regarding Nicor directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above referenced Registration Statement and  its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.